UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CAS MEDICAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-13839	06-1123096
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

44 East Industrial Road, Branford, CT	06405
(Address of principal executive offices)	(Zip Code)

Jeffery A. Baird	(203) 488-6056
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of CAS Medical Systems, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1, 2014 to December 31, 2014. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Pursuant to the Rule, the Company determined that it manufactures, or contracts to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products. These products consist of medical devices and monitors containing electrical components (the “Applicable Products”). Therefore, the Company conducted, in good faith, a reasonable country of origin inquiry regarding the Conflict Minerals contained within the Applicable Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals contained within the Applicable Products originated in the Covered Countries and whether any of such Conflict Minerals are from recycled or scrap sources.

As part of its reasonable country of origin inquiry, the Company conducted a supply-chain survey of its direct suppliers of materials containing Conflict Minerals using the Electronic Industry Citizenship Coalition - Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “Survey”). The Company established a documented Conflict Minerals Assessment & Reporting Procedure to track the responses of its suppliers to the Survey. The Company diligently reviewed each supplier’s Survey and conducted follow-up inquires with respect to any incomplete or ambiguous responses or doubtful conclusions made by such supplier. The Company also followed-up with each supplier who failed to submit a completed Survey within a reasonable period of time. Based on this reasonable country of origin inquiry, the Company determined that it has no reason to believe that the Conflict Minerals contained in the Applicable Products may have originated in the Covered Countries.

This information is publicly available at www.casmed.com.

Item 1.02 Exhibit

Not applicable.

Section 2 - Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 29, 2015

CAS MEDICAL SYSTEMS, INC.

By:  /s/ Jeffery A. Baird

Jeffery A. Baird

Chief Financial Officer